UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Commission file number: 001-38307

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RETO ECO-SOLUTIONS, INC.

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(Registrant’s name)

c/o Beijing REIT Technology Development Co., Ltd.
X-702, Tower A, 60 Anli Road, Chaoyang District, Beijing
People’s Republic of China 100101
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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

The Registrant is filing this Report on Form 6-K to provide its proxy statement for its 2022 annual shareholder meeting.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Proxy Statement for 2022 Annual Shareholder Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 2, 2022	RETO ECO-SOLUTIONS, INC.
	By:	/s/ Hengfang Li
	Name:	Hengfang Li
	Title:	Chief Executive Officer